SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Thomas Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    884402108
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                                 (CUSIP Number)

                                Gina Betts, Esq.
                           Locke, Liddell and Sapp LLP
                          2200 Ross Avenue, Suite 2200
                            Dallas, Texas 75201-6776
                                 (214) 740-8515
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               September 20, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                                               Page 1 of 5 Pages

                                  Schedule 13D

CUSIP No. 884402108

         1.       S.S. or I.R.S. Identification Nos. of Persons:
                   General John T. Chain, Jr.

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [ ]    (b) [ ]

         3.       SEC Use Only
                              --------------------------------------------------

         4.       Source of Funds (See instructions)    PF
                                                    ----------------------------

         5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6.       Citizenship or Place of Organization  United States of America
                                                      --------------------------

                                          7. Sole Voting Power    115,588
         Number of Shares  Beneficially                       ------------------
         Owned   by   Each    Reporting   8. Shared Voting Power     N/A
         Person With:                                           ----------------
                                          9. Sole Dispositive Power  997,318
                                                                   -------------
                                         10. Shared Dispositive Power    N/A
                                                                     -----------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                            997,318 (1)
                  --------------------------------------------------------------

         12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

         13.      Percent of Class Represented by Amount in Row 11
                                       19.7% (2)
                  --------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions):
                                         IN
                  --------------------------------------------------------------


--------
(1) Includes 115,588 shares of common stock directly owned by General Chain, 11,932 shares of common stock issuable upon the exercise of currently exercisable stock options held by General Chain and 869,798 shares of common stock issuable upon the exercise of a currently exercisable warrant held by General Chain.

(2) Based on 4,192,137 shares of common stock issued and outstanding as of August 13, 2002, as determined from information reported in the Form 10-Q of the Company filed on August 14, 2002, and 5,073,867 shares of common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, for the purpose of computing such percentage.

                                                               Page 2 of 5 Pages


                                  Schedule 13D

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.01 per share, (the "Common Stock") of Thomas Group, Inc., a Delaware corporation (the "Company") having its principal executive offices at 5221 N. O'Connor Boulevard, Suite 500, Irving, Texas 75039.

Item 2.  Identity and Background.

(a)      Name:


The person on whose behalf this statement is filed is General John T. Chain, Jr., an individual resident of Texas. General Chain is Chairman of the Board of the Company.

(b)      Business Address:

The address of General Chain's principal office is c/o Thomas Group,  Inc., 5221
N. O'Connor Boulevard, Suite 500, Irving, Texas 75039.

(c)      Principal Business:  Personal investments.

(d)      Criminal Convictions:


General Chain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

(e)      Civil Proceedings:


General Chain has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


General Chain acquired the securities described herein with his personal funds.

Item 4.  Purpose of Transaction.

The Company and General Chain entered into a Note and Warrant Purchase Agreement, dated September 20, 2002 (the "Agreement"), under which General Chain loaned the Company, out of his personal funds, $1.0 million. In accordance with the terms of the Agreement, the Company issued a warrant (the "Warrant") to General Chain in connection with the issuance of the convertible promissory note issued to General Chain. Pursuant to the terms of the Warrant, General Chain may purchase up to 869,798 shares of the Company's common stock, at an exercise price of $0.30 per share, which represented approximately 15% of the Company's outstanding common stock on the date the Warrant was issued, on a fully-diluted basis (including warrants to be issued to the Company's senior lender).


General Chain holds the Warrant for investment purposes and, upon exercise of the Warrant, will hold the underlying shares of Common Stock to be issued upon such exercise for investment purposes. General Chain may, subject to market conditions and other factors deemed relevant by him, purchase additional shares
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                                                               Page 3 of 5 Pages

of Common Stock from time to time in open market purchases, privately negotiated transactions or otherwise.


General Chain intends to review, on a continuing basis, his investment in the Company and his business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. General Chain may in the future take such actions with respect to his investment in the Company as he deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional shares of Common Stock or disposing of the Warrant and/or the underlying shares of Common Stock.


(a) Pursuant to the Agreement, if General Chain loans the Company an additional $1.0 million on or before October 31, 2002, he will acquire a second convertible promissory note. If the stockholders approve the conversion of each of the notes at the Annual Meeting of Stockholders to be held on November 11, 2002 the notes will convert to an aggregate of 2,666,666 shares of Common Stock.


General Chain has not formulated any plans or proposals of the type referred to in clauses (b) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

General Chain is the beneficial owner of 115,588 shares of the Company's Common Stock, representing approximately 2.3% of the outstanding Common Stock of the Company. Upon exercise of his currently exercisable stock options, General Chain may be deemed to own 11,932 shares of Common Stock, representing approximately 0.2% of the outstanding Common Stock of the Company. Upon exercise of the Warrant, which is exercisable within 60 days of the date of the Agreement, General Chain may be deemed to own 869,798 shares of Common Stock, representing approximately 17.1% of the outstanding Common Stock of the Company. General
Chain has sole voting and dispositive power over the Common Stock he owns directly. General Chain will have sole voting and dispositive power over the shares issuable upon exercise of his stock options. General Chain also has sole dispositive power over the Warrant, and, if the Warrant is exercised, will have sole voting and dispositive power over the shares issuable upon exercise. No transactions in the Common Stock have been reported by General Chain during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


As part of the transactions contemplated by the Agreement, the Company has agreed to grant General Chain registration rights with respect to any shares of Common Stock he may own. Under the Registration Rights Agreement, dated
September  20,  2002,  by  and  between  the  Company  and  General  Chain  (the
"Registration Rights Agreement"), General Chain will have one "demand" registration right and unlimited "piggy-back" registration rights, pursuant to which he may register shares of Common Stock along with the Company, if it were to register additional shares with the SEC. If the Company is eligible to use a "shelf registration," General Chain has unlimited registration rights with respect to such shelf registrations. The Company will pay the expenses of the registrations on General Chain's behalf, including discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals. The Registration Rights Agreement contains customary indemnification, contribution and "lock-up" provisions.

                                                               Page 4 of 5 Pages

Item 7.  Materials Filed as Exhibits.


1 Note and Warrant Purchase Agreement, dated September 20, 2002, by and between the Company and General Chain (filed as Exhibit 99.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2002, and incorporated herein by reference).

2 6% Subordinated Convertible Promissory Note, dated September 20, 2002, issued to General Chain, in the principal amount of $1,000,000 (filed as Exhibit 99.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2002, and incorporated herein by reference).

3 Warrant to Purchase Common Stock, dated September 20, 2002, issued to General Chain (filed as Exhibit 99.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2002, and incorporated herein by reference).

4 Registration Rights Agreement, dated September 20, 2002, by and between the Company and General Chain (filed as Exhibit 99.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2002, and incorporated herein by reference).


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                                                               Page 5 of 5 Pages

                                    SIGNATURE



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: October 28, 2002



                                                     /s/ John T. Chain, Jr.
                                                     ---------------------------
                                                     General John T. Chain, Jr.